Giovanni Caruso Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

October 29, 2008

Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C 20549

Re:	Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2008
File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated September 22, 2008 (the “Staff’s Letter”). In addition, the Company has entered into an amendment with Cyalume with respect to the merger consideration, pursuant to which Vector will issue an additional $10,000,000 of stock instead of $10,000,000 of cash consideration. Due to this amendment, Vector no longer requires the subordinated debt to close the transaction and disclosure relating to the subordinated debt has been deleted from the document. The Company is also negotiating a term sheet for a bridge loan which is disclosed in the Proxy Statement.

As requested, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

Summary, page nine

The Acquisition, page 10

1.
We note your response to comment one from our letter dated September 22, 2008. Please disclose the number of shares you would be able to purchase using the proceeds from Catalyst Equity Management (based upon the most recent market price of your common stock) and the percentage of initial public offering shares that such a purchase would represent.

Larry Spirgel
Securities and Exchange Commission
October 29, 2008

The agreement with Catalyst was amended and and the sale of the Company’s shares closed on October 15, 2008. The disclosure on pages 13 and 40 has been revised to reflect the shares purchased by the Company with the cash from the proceeds of the sale to Catalyst and the percentage of the outstanding shares such purchase reflects.

2.
Please disclose how you will inform shareholders before the meeting of any arrangements or stock purchases entered into by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved.

Since the transaction with Catalyst closed and the shares were purchased, the Proxy Statement has been revised to reflect such transactions.

3.
We note your response to comment four from our letter dated September 22, 2008 and the revised disclosure on pages 16 and 50 that, other than Vector, Mr. Dunaway receives no compensation and has no responsibilities to SCP Partners, Selway Partners, or any of their affiliates. Please revise to disclose the basis of your belief that Mr. Dunaway’s consulting agreement with Vector (with payment terms of $10,000 per month retroactive to May 2, 2007, and a success fee of $10,000 per month and warrants to purchase 100,000 shares of Vector common stock) and attendant responsibilities do not indicate control, control by, or common control between Mr. Dunaway and SCP Partners, Selway Partners, or any of their respective affiliates.

The disclosure on pages 16 and 50 has been revised in accordance with the Staff’s comments.

Cyalume’s Projections, page 55

4.
We note your response to comment nine from our letter dated September 22, 2008 and the addition of Annex E to the ValueScope Opinion, as disclosed on page 56. Please disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector’s advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

The projections disclosed are the only projections that were exchanged between the Company and Cyalume. The Company did not provide any projections to Cyalume relating to the Company’s stock price or the performance of Vector. The Company does not believe that providing any additional information relating to the projections would be material to a stockholder making a decision on whether to approve the transaction and could result in Cyalume’s competitors obtaining information about Cyalume’s future anticipated expenses which could result in Cyalume’s business being adversely impacted.

The Company has included its detailed revenue forecast for Cyalume as Annex E (which was not part of the ValueScope Opinion, but was part of the projections provided by Cyalume to the Company and which were previously provided to the Staff pursuant to 12b-4) and Cyalume’s projected EBITDA on pages 55 and 56. Having disclosed projected revenues and EBITDA for the indicated years, the Company does not believe that a breakdown of expenses would be material to stockholders since Cyalume’s operating expenses are built into the calculation of EBITDA. In addition, providing a detailed break-down of these expenses would provide competitors with information about expected expenses for supplies and margins, which could result in such competitors more effectively competing with Cyalume.

Larry Spirgel
Securities and Exchange Commission
October 29, 2008

The only other projections of which the Company has knowledge were the projections produced by ValueScope in connection with the preparation of its fairness opinion. These projections were produced by ValueScope based on the projections provided by Cyalume to Vector. They were produced solely for ValueScope’s own use in connection with the valuation. Although such projections were included as an exhibit to the fairness opinion, such projections were not separately relied upon by the Company’s Board of Directors in making its determination about whether to approve the acquisition of Cyalume. Therefore, the Company does not believe that such projections would be material to stockholders.

The Company has disclosed the material assumptions underlying the projections on pages 55-56.

5.
We note your added disclosure on page 57 that Cyalume’s revenue projections included projections for various products which had limited or no revenues at the time such projections were made (as shown in newly-added Annex E). We also note the disclosure that Vector’s board considered the analyses of market segments and business opportunity open to Cyalume (page 51) and that the above-noted projections were considered to be achievable by Vector’s management (page 55) and were relied upon by ValueScope in preparing its opinion (page 57).

As appropriate, please revise your preliminary proxy in the sections entitled “Vector’s Reasons for the Acquisition and Its Recommendation” (page 50), “Information about Cyalume” (page 71), and the Management’s Discussion & Analysis for both Cyalume (page 79) and Vector (page 102) to specifically discuss these analyses of market segments and business opportunities, as well as the events, trends, risks and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations, results operations and any material commitments for capital expenditures connected to such planned products and operations. Please provide us with a copy of the JSA Partners report discussed on page 62.

The disclosure on pages 56, 77 and 84 has been revised in accordance with the Staff’s comments. A risk factor has also been added on page 27. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the JSA Partners report.

Thank you for your time and attention to this matter. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso

Giovanni Caruso